Room 4561

June 5, 2006

Mr. Thomas E. Noonan
Chairman, President and
  Chief Executive Officer
Internet Security Systems, Inc.
6303 Barfield Road
Atlanta, GA  30328

       **Re:    Internet Security Systems, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2005**
              **Filed March 6, 2006**
              **Form 8-K Filed April 25, 2006**
              **File No. 000-23655**

Dear Mr. Noonan:

       We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures, page 35

1. We note that your disclosure regarding the design of your disclosure controls and procedures is significantly more limited than that required by Rule 13a-15(e) of

the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure."  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this rule and that you will conform your disclosure in future filings.

## Notes to Consolidated Financial Statements

## Note 1. Significant Accounting Policies

## Revenue Recognition, page 45

2. We note your disclosure on page 11 that governmental customers may modify or cancel contracts which could have a negative impact on the Company.  Describe these customer rights, including any fiscal funding clauses, in more detail and tell us how these rights affect your revenue recognition.  In addition, explain to us how your current disclosures specifically address these rights.

3. We note your disclosure that during the second quarter of 2005, you changed your Proventia pricing model to bundle content blades with the appliance and allow customers to pay annual customer support fees at an average rate of 22% of the related product price.  We further note that it appears that this change resulted in a change to up-front revenue recognition of the residual amount calculated in accordance with SOP 98-9 as compared to your prior policy of recognizing revenue over the term during which the blades would be delivered.  Please explain to us, in detail, how you were able to conclude that you had established VSOE of the customer support related to this specific product in accordance with your stated policy of using historical evidence of stand-alone sales to third parties.  In addition, explain to us the nature of the content blades, their affect on your previous revenue recognition policy and the relevance of only bundling "most" of these blades with the Proventia appliance under your new policy.

## Note 11. Segments and Geographic Information

4. Please explain to us how you have considered providing information about products and services and revenues from individually material countries in accordance with paragraphs 37 and 38 of SFAS 131.

Note 14. Quarterly Financial Results (Unaudited)

5. Please explain to us how your presentation complies with Item 302(a) of Regulation S-K that requires you to present gross profit.

Form 8-K filed April 25, 2006

Exhibit 99.1

6. We note that the non-GAAP information furnished in your earnings release does not appear consistent with our guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

- The presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of product licenses and sales, non-GAAP cost of subscription and professional services expense, non-GAAP R&D expenses, non-GAAP sales and marketing expense, and non-GAAP general and administrative expense. Note that each line item, sub-total or total, for which an adjustment has been made, represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

- As each of the non-GAAP measures appears to exclude items that may be considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measure is useful when these items are excluded. See Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures

- In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that the presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

\* \* \* \* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,


Brad Skinner
Accounting Branch Chief